SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              USA DETERGENTS, INC.

                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 par value

                         (TITLE OF CLASS OF SECURITIES)



                                   902938992
                                   ---------

                                 (CUSIP NUMBER)







Check the following box if a fee is being paid with this statement     [X]

CUSIP NUMBER 902938992


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
         ----------------------------------------------------


         THE ROYAL BANK OF SCOTLAND GROUP PLC

         (Original filing made by National Westminster Bank plc (13 - 563460), now a wholly owned subsidiary of The Royal Bank of Scotland Group Plc)



2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         ------------------------------------------------


                           (a)          [ ]

                           (b)          [X]



3.       SEC USE ONLY




4.       CITIZENSHIP OR PLACE OF ORGANISATION


         ENGLAND


                                             5.       SOLE VOTING POWER
                                                      -----------------

            NUMBER OF                                 0
            SHARES
            BENEFICIALLY                     6.       SHARED VOTING POWER
            OWNED BY
            EACH                                      0
            REPORTING
            PERSON WITH                      7.       SOLE DISPOSITIVE POWER
            -----------                               ----------------------

                                                      0

                                             8.       SHARED DISPOSITIVE POWER
                                                      ------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         ------------------------------------------------------------

                                                      0



10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         --------------------------------------------------------------------


          [  ]



11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         -------------------------------------------------


                  0%

12.      TYPE OF REPORTING PERSON


                  BK, HC

Item 1            (a)      Name of Issuer:
------

                           USA DETERGENTS, INC.

                  (b)      Address of Issuer's Principal Executive Office:

                           1735 JERSEY AVENUE
                           NORTH BRUNSWICK
                           NEW JERSEY  08902


Item 2            (a)      Name of Person Filing:
------

                           THE ROYAL BANK OF SCOTLAND GROUP PLC

                  (b)      Address of Principal Business Office:

                           42 ST ANDREWS SQUARE
                           EDINBURGH  EH2 2YE

                  (c)      Citizenship (i.e. Place of Organisation)

                           SCOTLAND

                  (d)      Title of Class of Securities:

                          COMMON STOCK, $.01 PAR VALUE

                  (e)      CUSIP Number

                           902938992


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:


                  (a)  [ ]  Broker or Dealer registered under Section 15 of the
                            Act


                  (b)  [ ]  Bank as defined in Section 3(a) (6) of the Act


                  (c)  [ ]  Insurance Company as defined in Section 3(a) (19)
                            of the Act


                  (d)  [ ]  Investment Company registered under Section 8 of the
                            Investment Company Act

                  (e)  [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                  (f)  [ ]  Employee Benefit Plan, Pension Fund which
                            is subject to the provisions of the
                            Employee Retirement Income Security Act
                            of 1974 or Endowment Fund; see Section
                            240.13d-1(b)(1)(ii)(F)

                  (g)  [X]  Parent Holding Company, in accordance with Section
                            240.13d-1(b)(1)(ii)(G)


                  (h)  [ ]  Group, in accordance with Section
                            240.13d-1(b)(1)(ii)(H)


Item 4            Ownership.
------


                  (a)      Currently Beneficially Owned:

                           0

                  (b)      Percent of Class:

                           0%

                  (c)      Number of Shares as to which such person has:

                           (i)     sole power to vote or to direct the vote

                                   0

                           (ii)    shared power to vote or to direct the vote

                                   0

                           (iii) sole power to dispose or to direct the disposition of

                                   0

                           (iv) shared power to dispose or to direct the disposition of

                                   0


Item 5            Ownership of Five Percent or Less of a Class
------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following x .


Item 6            Ownership of more than Five Percent on behalf of another
------            person

                  The securities were acquired through foreclosures in connection with defaults on certain loans collateralized by the securities. Accordingly, to the extent that the proceeds of any liquidation of the securities exceeds the amount of such loans, the relevant borrowers would be entitled to receive such excess.

Item 7            Identification and Classification of the Subsidiary Which
------            Acquired the Security Being Reported on by the Parent Holding
                  Company

                  COUTTS BANK (SWITZERLAND) LTD

                  IA


Item 8            Identification and Classification of Members of the Group
------

                  Not applicable


Item 9            Notice of Dissolution of the Group
------

                  Not applicable

Item 10           Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 13, 2001

THE ROYAL BANK OF SCOTLAND GROUP PLC

BY:
   -------------------------------------



NAME:        William David Reid Swanney


TITLE:       Director, Group Compliance